Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

May 12, 2017

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Funds Trust (the “Trust”)
Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
(File Nos. 333-197427 and 811-22980)

Dear Mr. Gregory:

Below please find the comments that the Trust received from you on March 8, 2017 with respect to the Amendment relating to each series of the Trust. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Amendment.

General

Comment 1.	Please update and complete all missing or bracketed information and update the series and class information on EDGAR to reflect tickers.

Response:	The Trust has updated and completed all information that was missing from or bracketed in the Amendment and updated EDGAR to include the Class T ticker for each Fund.

Angel Oak Multi-Strategy Income Fund

Comment 2.	Please clarify in the last sentence of the summary of the Fund’s principal investment strategies to which derivatives the phrase “such derivatives” applies.

Response:
The above-referenced sentence has been moved to immediately follow the first sentence of the applicable paragraph. The Trust believes such change clarifies that “such derivatives” refers to all of the derivatives described in the first sentence of the paragraph.

Comment 3.
Please add disclosure to the principal investment strategies descriptions in response to Items 4 and 9 of Form N-1A noting that the Fund will be concentrated in the mortgage-backed securities industry.

Response:
The requested change has been made in the principal investment strategies descriptions in response to Item 4. In accordance with General Instruction C(3)(a), the Trust respectfully declines to add the same information in response to Item 9.

Angel Oak Flexible Income Fund

Comment 4.
Please specify the types of foreign debt securities in which the Fund will principally invest and whether such debt is denominated in US dollars or local currencies. Please also disclose any related risk factors, as appropriate.

Response:	The phrase “foreign debt securities” has been deleted.

Comment 5.	(a) Please provide the portfolio holdings of the Fund as of January 31, 2017. Please also provide a list of the CLOs sold by the Fund during the period August 1, 2016 to January 31, 2017.

(b) For each CLO sold by the Fund during such period, please provide (i) the price at which the security was marked by the Fund on both the day before the sale and one week before the sale, (ii) the sale price, and (iii) the rating of the particular tranche.

(c) With respect to the most recent three-week period for which such information is available, for each asset sold by the Fund (including but not limited to CLOs) please provide (i) the security name and the type of security (e.g., CLO, corporate bond), (ii) the price at which the security was marked by the Fund on both the day before the sale and one week before the sale, (iii) the sale price, and (iv) if available, the rating of the security.

(d) For month-ends beginning with October 31, 2016 through the most recent month-end available, please provide the percentage of the Fund’s assets invested in CLOs.

(e) Please state whether the Fund has had any large redemptions since the date of the last shareholder report (July 31, 2016). If so, please explain how such redemptions were paid for by the Fund (e.g., by use of a line of credit).

Response:	The requested information was delivered to the Commission staff via separate cover on or about May 11, 2017.

Comment 6.
If frequent trading of the portfolio is a principal investment strategy, please add a reference to frequent trading in the strategy disclosure. If not, please delete the portfolio turnover risk disclosure.

Response:	A reference to frequent trading of the portfolio has been added to the principal investment strategy disclosure.

Angel Oak High Yield Opportunities Fund

Comment 7.	Please revise the narrative above the expense examples to clarify that the Expense Limit is reflected for one year only.

Response:	The above-referenced narrative has been revised.

Comment 8.
Under “Performance”, the disclosure indicated that the performance of Class A shares was adjusted prior to April 15, 2016 to reflect applicable sales charges. The prior sentence indicates that the performance of Class A shares reflects Institutional Class performance adjusted to reflect applicable sales charges and the higher annual operating expenses of Class A shares. Please reconcile these sentences and explain as appropriate. Additionally, please revise the fifth sentence to refer to “higher gross annual operating expenses”.

Response:	The fifth and sixth sentences of the second paragraph under “Performance” have been deleted and replaced with the following:

Performance of the Class A shares shown prior to July 31, 2012 reflects the performance of the Institutional Class shares, adjusted to reflect the higher gross annual operating expenses of Class A. Additionally, performance of the Class A shares shown prior to April 15, 2016 has been adjusted to reflect the sales charge (load) that became applicable to purchases of Class A shares (subject to the exceptions described in the Prospectus) on April 15, 2016.

Comment 9.	Please revise the CLO and CDO Risks disclosure to include risks specific to CDOs, as disclosed for the Multi-Strategy Income Fund.

Response:	The above-referenced risk disclosure has been replaced with the corresponding disclosure applicable to the Multi-Strategy Income Fund.

All Funds – Summary Section

Comment 10.	Please confirm that any acquired fund fees and expenses (“AFFE”) are less than 0.01%, or add a separate caption for AFFE.

Response:	The Trust confirms that AFFE for each Fund is disclosed in a separate caption for AFFE.

Comment 11.
With respect to the footnote to each fee table indicating that Other Expenses and AFFE, if applicable, for Class T shares are estimated for the current fiscal year, please explain supplementally why you expect the expenses for this class to be materially different than those of the other classes.

Response:
The Trust confirms that it does not expect expenses to be different for Class T shares than for other classes of the Funds. However, because Class T shares have not previously commenced operations, the Trust can only estimate what the Other Expenses and AFFE will be based on the prior year’s Other Expenses and AFFE for the other classes.

Comment 12.
With respect to the footnote to each fee table regarding the recoupment of fees waived or expenses reimbursed, please revise the footnote to state that the recoupment must be made within 3 years after the date of the waiver/reimbursement, as opposed to the end of the third fiscal year following such waiver/reimbursement. Please make conforming changes in the disclosure throughout the registration statement. If the Funds do not make such change, please include a FAS 5 analysis to support any disclosure of the waiver/reimbursement in the fee table.

Response:
The applicable disclosure in the registration statement has been revised to state that fees waived or expenses reimbursed may be recouped within 3 years of the end of the month in which the waiver/reimbursement occurred.

Comment 13.
With respect to the Multi-Strategy Income Fund and High Yield Opportunities Fund, please supplementally explain how much of the Fund’s assets are in CLOs, CDOs, and non-agency RMBS/CMBS. If more than 15% of assets are invested in such securities, please explain in detail how the Fund has determined that such assets are liquid.

Response:
Each of the Multi-Strategy Income Fund and High Yield Opportunities Fund may invest in CLOs, CDOs, and non-agency RMBS/CMBS. There is no express limit on the amount of assets that a Fund may invest in such securities, although the High Yield Opportunities Fund is limited to investing up to 15% of its net assets in private placements, Rule 144A securities, and securities of issuers that are bankrupt or in default that may be deemed to be illiquid. Many collateralized securities, such as those listed above, trade in an active market pursuant to Rule 144A under the Securities Act of 1933.

A collateralized security will be treated as liquid or illiquid based on policies and procedures adopted by the Trust’s Board of Trustees (the “Board”). The policies and procedures do not require collateralized securities to be deemed per se illiquid; rather they call for consideration of all factors deemed relevant by the Adviser in making a liquidity determination. Such factors include: trading frequency and quotes for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., whether it is registered, the market place), whether the security has been rated by a nationally recognized statistical rating organization (“NRSRO”), the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand, the nature of any restrictions on resale, and with respect to municipal lease obligations and certificates of participation, whether there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, whether an analysis similar to that which would be performed by an NRSRO is performed. The Trust is not aware of any published guidance from the Commission or its staff, including the Final Rule on Open-End Fund Liquidity Risk Management Programs, SEC Release Nos. 33-10233, IC-32315 (Oct. 13, 2016), that requires collateralized securities to be treated as per se illiquid.

The Trust notes that it previously provided data demonstrating the liquidity of CLOs, CDOs, and non-agency RMBS/CMBS in correspondence filed with the Commission via EDGAR on July 28, 2016 (Accession No. 0000894189-16-010676).

Comment 14.	Under “Derivatives Risks”, please disclose the risks associated with forwards if they are a principal investment strategy of the Funds.

Response:	The Trust confirms that forwards are not part of the principal investment strategy of the Funds, and references to forwards have been deleted from the strategy section for each Fund.

Comment 15.
Under “Fixed-Income Instruments Risks”, please consider the appropriateness of the statement that such “risks may be greater in the current market environment because certain interest rates are near historically low levels” in light of the current interest rate environment. Please keep in mind the current changes in interest rates that may affect the possibility of heightened volatility, liquidity, and valuation that may impact fixed income markets.

Response:	The above-referenced sentence has been replaced with the following in each place where it appears:

The historically low interest rate environment increases the risk associated with rising interest rates, including the potential for periods of volatility and increased redemptions. The Fund may face a heightened level of interest rate risk, since the U.S. Federal Reserve Board recently ended its quantitative easing program and has begun to raise rates.

Comment 16.
Under “Performance”, please revise the sentence comparing the performance of Class T shares with Class A shares to state that because Class T shares have higher expenses (including sales loads) than Class A shares, the returns of Class T shares will be lower.

Response:	The applicable sentence has been revised to read as follows:

Although Class T and Class A shares will have similar annual returns because they have the same total annual fund operating expenses, average annual total returns for Class T shares will be lower than those shown in the table below for Class A shares because Class T shares generally have a higher initial sales charge than Class A shares.

Comment 17.	Under “Performance”, please revise the heading above the bar chart to reference the share class represented in the table (e.g., “Annual Total Returns for Class A Shares”).

Response:	The requested change has been made for each Fund.

Comment 18.
Under “Purchase and Sale of Fund Shares”, if accurate, please revise the second sentence to read, “Class T shares are only available through certain financial intermediaries…” (revision underscored). Additionally, please clarify whether the other share classes are available through financial intermediaries in addition to directly from the Fund.

Response:
The following has been added to the end of the first sentence for each Fund, “or through certain financial intermediaries.” The requested change with respect to the second sentence has been made for each Fund.

Comment 19.
The disclosure of the principal strategies in Item 9 seems virtually identical to the Item 4 summary disclosure. Form N-1A provides that Item 4 should be based on the information in Item 9 and should be a summary of that information. Please describe each portfolio’s principal investment strategies in the Item 9 disclosure. Also, as to each portfolio, please disclose all other Items required by Item 9(b) and the instructions thereto. For example, frequent trading strategy, concentration, and buy/sell strategies.

Response:
The Trust notes that, in light of the changes made to the Item 9 disclosure in response to the other comments herein, the Trust believes that the Item 9 disclosure correctly addresses the information required for Item 9 and is not redundant to the information in Item 4. The Trust notes that General Instruction C(3)(a) states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Consequently, to the extent the Item 4 disclosure contains the relevant information about topics such as frequent trading, concentration, and buy/sell strategies, such topics are not addressed in the Trust’s Item 9 disclosure.

Choosing a Share Class & How to Buy Shares

Comment 20.
Please disclose the information required by Items 12(a) (sales loads) and 12(b) (rule 12b-1 fees) in one place in the prospectus. For example, please disclose in “Choosing a Share Class” distribution plan fees and sales charges in one place.

Response:	The requested change has been made.

Comment 21.	Please clarify the types of “other financial institutions” in the first sentence of the second paragraph under “Choosing a Share Class”.

Response:
The Trust has reviewed the applicable disclosure and believes that the current disclosure effectively communicates to investors that financial intermediaries from whom they can buy shares may be financial institutions of various types (e.g., banks, broker-dealers). As a result, the Trust respectfully declines to revise the above-referenced language.

Comment 22.
Under “How to Buy Shares—Purchase through Financial Intermediaries”, please clarify whether all financial intermediaries used by the Funds are included in the definition of “Financial Intermediaries”. Please also consider defining “FIs” earlier in prospectus.

Response:
The Trust confirms that all financial intermediaries used by the Funds are included in the definition of “Financial Intermediaries” in the Prospectus. The Trust notes that the defined term is first used on the page prior to the definition, and the note “(as defined below)” has been added to such instance of the term.

Comment 23.
Please include the prominent disclosure required by Item 12(a)(5) relating to certain information to be provided free of charge on the Funds’ website regarding sales loads and breakpoints. If the fund does not make this information available on its website, please disclose the reasons why it does not do so.

Response:	The following disclosure has been added under “Choosing a Share Class”:

Information about sales charges, including applicable waivers, breakpoints, and discounts to the sales charges, is fully disclosed in this Prospectus, which is available, free of charge, on the Funds’ website at www.angeloakcapital.com. The Funds believe that it is very important that an investor fully consider all aspects of their investment and be able to access all relevant information in one location. Therefore, the Funds do not make the sales charge information available to investors on the website independent of the Prospectus.

Comment 24.	Please disclose, if applicable, that sales loads are imposed on amounts representing shares that are purchased with reinvested dividends or other distributions.

Response:	The Trust confirms that sales loads are not imposed on amounts representing shares that are purchased with reinvested dividends or other distributions.

Comment 25.
For clarity, please consider adding a caption immediately above “Rights of Accumulation – Class A Shares” indicating that the following three paragraphs discuss ways to obtain a reduced sales charge on Class A shares.

Response:	The requested change has been made.

Comment 26.
In each place in the prospectus, including the appendix, where a sales charge is waived or reduced because an intermediary has entered into an agreement with the Funds’ distributor, please specifically identify that financial intermediary.

Response:
The Trust has reviewed the prospectus and made revisions as necessary in the appropriate sections. In particular, the phrase “as described in Appendix A” has been added to item (iii) in the first bullet under “Purchases Without a Sales Charge – Class A Shares”.

Comment 27.
With respect to the paragraph immediately preceding “Sales Charges – Class A Shares -- Retirement Plans”, please revise the paragraph to specify that different financial intermediaries may impose different sales charge waivers and discounts and that these variations are available in Appendix A.

Response:	The requested change has been made.

Comment 28.
With respect to the section entitled “Contingent Deferred Sales Charge and Dealer Reallowance – Class A Shares”, if applicable, please disclose that a shareholder may qualify for a reduced CDSC or the CDSC may be waived from certain FIs as described in Appendix A. This also applies to similar disclosure for Class C.

Response:	The requested changes have been made.

Comment 29.
With respect to the section entitled “Sales Charges – Class T Shares”, you indicate that certain FIs may have their own policies and procedures which are not described in the Prospectus or SAI. Please note that the availability of sales load waivers or CDSCs for each such FI must be described in the Prospectus or Appendix A. Consequently, please delete such disclosure.

Response:
The Trust notes that the above-referenced disclosure does not relate to sales load or CDSC waivers or discounts, but rather to additional fees, policies, and procedures of the intermediary unrelated to sales load or CDSC waivers or discounts for purchasing and selling Fund shares. Consequently, the Trust respectfully declines to delete the disclosure.

Comment 30.
With respect to the section entitled “Sales Charges – Class T Shares”, the disclosure states that “Certain persons may be entitled to purchase Class T shares of a Fund without paying a sales commission. See ‘Purchases Without a Sales Charge.’” However, the latter section’s disclosure indicates that purchasers are not eligible for waivers or reductions, except in limited circumstances. Please address the inconsistency.

Response:
The above-referenced disclosure reading “Certain persons may be entitled to purchase Class T shares of a Fund without paying a sales commission. See ‘Purchases Without a Sales Charge.’” has been deleted.

Appendix A

Comment 31.	Please confirm that Merrill Lynch and Morgan Stanley Wealth Management are the only FIs that have arrangements with the Funds to offer certain waivers and discounts.

Response:
The Trust confirms that Merrill Lynch is the only FI that has arrangements with the Funds to offer waivers and discounts other than those disclosed in the Prospectus. The Trust further notes that the disclosure in Appendix A related to Morgan Stanley Wealth Management has been deleted.

Comment 32.
Please delete all disclosure in Appendix A that directs a shareholder to a FI to determine whether such FI offers or has policies and procedures with respect to waivers or discounts. Similarly, please delete text that indicates that waivers or discounts may not be available for Fund shares purchased through certain FIs. Appendix A should disclose all waivers or discounts offered through FIs as of the date of the registration statement.

Response:	The requested changes have been made. The Appendix A disclosure prior to the details pertaining to Merrill Lynch has been revised to read as follows:

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from a Fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. For waivers or discounts not available through a particular financial intermediary described in this Appendix A, investors will have to purchase shares directly from the Funds (or the Distributor) or through another financial intermediary described in this Appendix A to receive such waivers or discounts.

Comment 33.	Please delete the fourth paragraph of Appendix A, as the Funds cannot disclaim responsibility for their disclosure.

Response:	The requested change has been made.

Comment 34.
Please confirm to the staff that the Prospectus will be updated at such times as when the Funds receive information regarding changes to sales loads, sales load waivers, or discounts, or when additional FIs are included in Appendix A or deleted from Appendix A.

Response:	The Trust so confirms.

Comment 35.	Please delete the end of the last sentence of the fifth paragraph of Appendix A, beginning with “(and any updates…” through to the end.

Response:	The requested change has been made.

Comment 36.	Under Merrill Lynch, please explain what “if applicable” means with respect to the Merrill Edge Self-Directed platform.

Response:	The phrase “if applicable” has been deleted.

Comment 37.	With respect to the sixth item of the first table, please specify the fund and fund family referenced in the parenthetical.

Response:
The above-referenced item has been revised to read as follows: “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the fund (but not any other Angel Oak fund)”.

Comment 38.	Please briefly explain what a “level-load” is.

Response:	The parenthetical “(i.e. level-load)” has been deleted.

Comment 39.	Please clarify whether the Rights of Accumulation and Letters of Intent described in Appendix A are the same as those described in the Prospectus.

Response:
The Trust notes that the ROAs and LOIs described in Appendix A differ from those described in the Prospectus. The Trust believes that the current disclosure accurately describes the front-end load discounts available at Merrill Lynch through the use of ROAs and LOIs, and the Trust further notes that where the discount available at Merrill Lynch is identical to the one in the Prospectus (e.g., breakpoints), the disclosure simply states “as described in the Prospectus.” Consequently, the Trust respectfully declines to revise the disclosure.

Comment 40.
Under Morgan Stanley, please clarify at the end of the first bullet whether a Simple IRA, as an example, would qualify for a waiver if it purchases Class T shares through a transactional brokerage account.

Response:	As noted above, disclosure regarding Morgan Stanley has been deleted in its entirety.

Statement of Additional Information

Comment 41.
Under “Investment Policies,” for the “interpretation” applicable to concentration, please note that a Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response:
The Trust confirms that it will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Comment 42.
Under “Investment Policies,” for the “interpretation” applicable to concentration and item (1), please note that securities issued by a foreign government, or its agencies or instrumentalities, are not considered a “government security” as defined in the 1940 Act. For diversified companies, these should be included as “other securities” for purposes of section 5(b)(1) of the 1940 Act. In identifying the issuer of a foreign government security for section 5(b)(1) purposes, the Staff applies the criteria for identifying the issuer discussed in SEC Release IC‑9785 (May 31, 1977) relating to municipal securities. In addition, foreign government securities may not be excluded from a registrant’s concentration policy. A registrant may not reserve freedom of action to concentrate in securities issued by a foreign government without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made.

Response:	The phrase “or in foreign government securities” has been deleted from item (1) under the above-referenced section.

Comment 43.
Under “Investment Policies,” the interpretation of the Fund’s policy regarding concentration states “(3) certain asset-backed securities that are not classified by commonly used third-party industry classification systems as relating to a particular industry to the extent permitted by 1940 Act.” The Staff believes that the fund’s position as currently worded conflicts with section 8(b)(1)(E) by allowing the Fund to reserve freedom to concentrate. The Staff does not believe that it is consistent with Section 13(a) to exclude asset-backed securities not otherwise classified by third-party classification systems from counting as investments in any industry or group of industries because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment other than investments in government securities, domestic bank deposit companies, tax exempt securities issued by governments or their political subdivisions, excluding private activity municipal debt securities, is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification or classifications reasonably apply with respect to each asset backed security issuance for concentration purposes. Toward this end the fund could consider where appropriate the nature of an asset backed security’s underlying receivables to determine its industry classification for purposes of the fund’s concentration policy. Please revise this description in the SAI to conform to this position and make any necessary changes to the principal strategy section.

Response:
The Trust has revised the above-referenced disclosure to read as follows: “(3) certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry to the extent permitted by the 1940 Act.”

The Trust believes the disclosure is relevant to investors and consistent with the 1940 Act. The interpretation explains that there are certain types of asset-backed securities that do not reflect the risks associated with a particular industry. In the case of asset-backed securities, to the extent that such a security is backed by a pool of loans issued to companies in a single industry or group of industries, the Fund treats the security as part of such industry or group of industries. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for collateralized debt obligations and collateralized loan obligations), it would not be practicable for the Fund to look through to the industry classification of each company that has been issued a loan within the pool, and the Fund believes it is reasonable not to classify such securities as relating to a particular industry or group of industries.

The Trust believes that this policy is consistent with previous guidance from the Commission staff and the practices of other mutual funds. Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines have been rescinded, registrants continue to rely on them and the Commission has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.1

Comment 44.
Under “Investment Policies,” with respect to the interpretation of the Fund’s policy regarding concentration, please revise to reflect that the Fund will look through all underlying funds, whether affiliated or not, to determine the amount the fund has invested in an industry or group of industries.

Response:
The Trust notes that, as currently disclosed, each Fund will look through the holdings of underlying funds in the same group of investment companies (i.e., investments that are not made pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act) to determine the amount the fund has invested in an industry or group of industries. The Trust believes that such an interpretation of the Funds’ concentration policies is in line with industry practice and reflects the fact that it would not be possible for Funds to continuously monitor the amount a fund has invested in an industry or group of industries if such monitoring was required to take into account information regarding the holdings of unaffiliated mutual funds, which holdings may only be known quarterly and are 60 days stale at the time of disclosure. Consequently, the Trust respectfully declines to make the requested revision to its disclosure.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Trust

[1]
See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).